Room 4561
via fax: 011-866-2-8770-7955

December 11, 2006

Mr. Arthur Wang
Chief Executive Officer
Gigamedia Limited
14th Floor, 122 Tunhwa North Road
Taipei, Taiwan R.O.C.

> **Re: Gigamedia Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 28, 2006**
> **Form 6-K Filed on March 24, 2006**
> **Form 6-K Filed on May 17, 2006**
> **File No. 000-30540**

Dear Mr. Wang:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Very truly yours,

Kathleen Collins
Accounting Branch Chief